

February 23, 2012

Via E-mail
Mr. Robert W. Manly, IV
Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

      Re: Smithfield Foods, Inc.
            Form 10-K for the fiscal year ended May 1, 2011
            Filed June 17, 2011
            Form 10-Q for the fiscal quarter ended October 30, 2011
            Filed December 9, 2011
            File No. 001-15321

Dear Mr. Manly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended October 30, 2011

Financial Statements, page 3
Notes to Consolidated Condensed Financial Statements, page 6
Note 6: Investments, page 12

1. We note your disclosure that because the carrying value of your investment in CFG continued to exceed the market value of the underlying securities as of October 30, 2011, you analyzed your investment in CFG for impairment and determined that the fair value exceeded its carrying amount as of October 30, 2011. We further note that due to assumptions included in your analysis which are disclosed in Note 6, you determined that no impairment existed as of October 30, 2011. Please explain to us in further detail why

>   you believe that your investment in CFG has not been impaired as of October 30, 2011. Also, in light of the fact that it does not appear that the market value of the CFG securities has increased significantly through the current date, please tell us if you have evaluated your investment in CFG for impairment subsequent to October 30, 2011 and if so, please provide us the results of your impairment analysis. If you have recorded any impairment loss, please explain to us how that loss was calculated or determined.

Form 8-K filed November 7, 2011
Exhibit 99.1

2. We refer to the reconciliation of operating profit – consolidated to consolidated adjusted EBITDA on page 3. We note that the company has reconciled this measure to operating profit rather than net income, which would be the most comparable US GAAP measure. Please revise to reconcile the non-GAAP measure "consolidated adjusted EBITDA" to the company's net income, the most comparable GAAP measure. Refer to the guidance outlined in Regulation G and Questions 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert W. Manly, IV
Smithfield Foods, Inc.
February 23, 2012
Page 3

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief